Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Twelve months	Twelve months	Twelve months	Six months	Six months
	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	June 30,	June 30,
	2006	2005	2004	2006	2005

Earnings: (1)
Net income (2)	$89,691	$95,128	$83,146	$50,440	$55,877
Income taxes	51,472	57,500	53,035	31,119	37,147
Equity in losses (income) of equity investee, net of distributions	-	-	(128)	-	-
Fixed Charges (See below) (3)	75,642	71,007	68,363	38,498	33,863
Less: Preferred stock dividend	-	4	13	-	4
Total adjusted earnings	$216,805	$223,631	$204,403	$120,057	$126,883
Fixed charges: (3)
Total interest expense	$74,791	$69,942	$67,408	$38,177	$33,328
Interest component of rents	851	1,061	942	321	531
Preferred stock dividend	-	4	13	-	4
Total fixed charges	$75,642	$71,007	$68,363	$38,498	$33,863

Ratio of earnings to fixed charges	2.9	3.1	3.0	3.1	3.7

1.
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

   2.  Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

3.
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.